Exhibit 99.1

Glass House Brands Issues an Open Letter Urging President Biden,

Former President Trump and Vice President Harris to De-Schedule Cannabis

LONG BEACH, CA and TORONTO, July 29, 2024 // -- Glass House Brands Inc. ("Glass House" or the "Company") (CBOE CA: GLAS.A.U) (CBOE CA: GLAS.WT.U) (OTCQX: GLASF) (OTCQX:GHBWF), one of the fastest-growing, vertically integrated cannabis companies in the U.S., has issued an open letter to President Biden, Former President Trump and Vice President Harris urging them to completely de-schedule cannabis and to grant clemency to those incarcerated in federal prison for nonviolent marijuana offenses.

Dear President Biden, Former President Trump and Vice President Harris,

Our nation has spoken, and it wants federal cannabis laws to change. But, the people don’t just want cannabis rescheduling, they want complete de-scheduling.

On July 22, 2024, the Drug Enforcement Administration’s (DEA) comment period on the Health and Human Services (HHS) current science-backed recommendation to reclassify cannabis from a Schedule 1 to Schedule 3 drug ended. Over 42,000 public comments were received by the DEA, more than for any other DEA proposal in history. The level of public engagement was unprecedented.

While the public comments are overwhelmingly in favor of the DEA proposal to remove cannabis from Schedule 1, it is also clear Americans view rescheduling alone as insufficient. Almost seventy percent of the public comments supported removing cannabis from the Controlled Substances Act completely.

This makes sense. As over 74% of Americans live in a state where marijuana is legal for either recreational or medical use, the American public now sees cannabis as another product like tobacco and alcohol, and not like an illicit, or even pharmaceutical drug.

Rescheduling of cannabis to Schedule 3, instead of outright de-scheduling will not solve the problems that have been created by the Schedule 1 classification, such as unnecessary incarcerations and the loss of qualified applicants in the workforce, nor will it provide relief for the millions of Americans whose right to use it is being curtailed by federal prohibition.

To date, progress in legalizing and regulating cannabis has been driven by the states and American citizens at the grassroots level. It is time for the federal government to follow the people’s lead and stop villainizing a plant that people have been safely consuming for over 6,000 years. By de-scheduling instead of rescheduling, individual states will be in a better position to be able to decide what makes sense for their communities.

Moreover, President Biden, we ask that you honor your campaign promises to decriminalize marijuana, release cannabis prisoners from jail and expunge cannabis convictions from their records. We urge you to grant clemency to the approximately 3,000 individuals currently incarcerated in federal prison for nonviolent marijuana offenses, many of whom are serving life sentences. The continued incarceration of these individuals prolongs the legacy of the War on Drugs and imbrues our justice system. No one should be in prison for a plant. We have been a consistent advocate on this issue, including in early 2021 when we urged then President Trump to pardon Parker Coleman.

Americans are divided on so many issues. But one thing that the vast majority of both Democrats and Republicans agree on is that it is time to reform federal cannabis laws.

We believe that whichever presidential candidate takes on the mission of de-scheduling cannabis will be rewarded at the ballot box. As such, it is critical that the American public know where each of you stands on the federal legalization of cannabis.

Leadership is desperately needed on this issue. On behalf of Glass House Brands, we strongly urge all three of you to embrace de-scheduling cannabis. In this case, the bold choice is the right choice.

Sincerely,

Kyle Kazan, Chairman and Chief Executive Officer of Glass House Brands

Graham Farrar, Director and President of Glass House Brands

ABOUT GLASS HOUSE BRANDS INC.

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan Chairman and CEO, and Graham Farrar Board Member and President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com and https://glasshousebrands.com/press-releases/.

FORWARD LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements"). Forward-looking statements reflect current expectations or beliefs regarding future events or the Company's future performance or financial results. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward- looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", anticipates", "targets" or "believes", or variations of, or the negatives of, such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. All forward-looking statements are qualified by this cautionary statement. Although the Company believes that the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. Accordingly, readers should not place undue reliance on forward-looking statements. There are certain factors that could cause actual results to differ materially from those in the forward-looking information, including those risks disclosed in the Company's Annual Information Form available on SEDAR+ at www.sedarplus.ca and in the Company's Form 40-F available on EDGAR at www.sec.gov. For more information on the Company, investors are encouraged to review the Company's public filings on SEDAR+ at www.sedarplus.ca. The forward-looking statements in this news release speak only as of the date of this news release or as of the date or dates specified in such statements. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

T: (562) 264-5078

E: ir@glasshousebrands.com

Mark Vendetti, Chief Financial Officer

T: (562) 264-5078

E: ir@glasshousebrands.com

Investor Relations Contact:

KCSA Strategic Communications

Phil Carlson

T: (212) 896-1233

E: GlassHouse@kcsa.com